NOTICE

Additionally to Notice dated 21/04/2003, Companhia Siderúrgica Nacional, a joint stock company with head office at Rua Lauro Müller, nº 116, 36th floor and suite 3702, in the City of Rio de Janeiro/RJ, enrolled with the National Roll of Juridical Persons under nº 33.042.730/0001-04 (“CSN”), informs through its subsidiary CSN Steel Corp, that it has acquired from Banco Espírito Santo de Investimento S.A. 912,500 shares issued by Lusosider Projectos Siderúrgicos S.A. (“Lusosider”), a Portuguese company of the steel plates and bars sector, producing descalled hot laminates, cold laminates, galvanized through immersion and metallic sheets, corresponding to 50% of Lusosiders’ full capital. Corus maintains its interest of 50% of Lusosider’s capital.

The acquisition of Lusosider, for the sum of EUR10,840,000.00 (ten million eight hundred and forty thousand euros), reflects the internationalization strategy of CSN’s activities, aiming at a greater proximity with its European clients.

Rio de Janeiro, June 18, 2003.

COMPANHIA SIDERÚRGICA NACIONAL

Benjamin Steinbruch
Investor Relations Executive Officer